SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

GRAPHON CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

388707 10 1

(CUSIP Number)

June 9, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 388707 10 1

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Ralph Edward Wesinger Jr

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,813,307

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,813,307

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,813,307

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 3.83%

12	Type of Reporting Person IN

CUSIP No. 388707 10 1

Item 1(a).	Name of Issuer: GraphOn Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 5400 Soquel Ave., Suite A-2 Santa Cruz, CA 95062 USA

Item 2(a).	Name of Person Filing: Ralph Edward Wesinger Jr
Item 2(b).	Address of Principal Business Office or, if none, Residence: 2039 Snook Dr Naples FL 34102
Item 2(c).	Citizenship: United States
Item 2(d).	Title of Class of Securities: Common Stock, par value $.0001
Item 2(e).	CUSIP Number: 388707 10 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 388707 10 1

Item 4.	Ownership.
	(a)	Amount beneficially owned: 1,813,307
	(b)	Percent of class: 3.83% *
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote 1,813,307
		(ii)	Shared power to vote or to direct the vote 1,813,307
		(iii)	Sole power to dispose or to direct the disposition of 1,813,307
		(iv)	Shared power to dispose or to direct the disposition of 1,813,307

* Based on 47,342,292 shares of common stock outstanding as of May 8, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

CUSIP No. 388707 10 1

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2009
(Date)
/s/ Ralph Edward Wesinger Jr.

Ralph Edward Wesinger Jr